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                                                                    EXHIBIT 99.1

                                                                [LOGO CLEARWAVE]

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

               CLEARWAVE DECLARES DIVIDEND OF US$ 1.69 $ PER SHARE

AMSTERDAM, THE NETHERLANDS AND MONTREAL, CANADA, JUNE 30, 2003 - ClearWave N.V. ("ClearWave"), a subsidiary of Telesystem International Wireless Inc. ("TIW"), is pleased to announce the declaration of a dividend of US$ 1.69 per share payable on July 9, 2003, to shareholders of record at the close of business on July 2, 2003. ClearWave currently has 84,099,448 shares outstanding, of which TIW owns, directly or indirectly, 71,989,127, or 85.6%.

ABOUT CLEARWAVE N.V. AND TIW

TIW, through its subsidiary ClearWave N.V., is a leading cellular operator in Central and Eastern Europe with almost 4.1 million managed subscribers. ClearWave is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Eesky Mobil a.s. TIW's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

                                     - 30 -



FOR INFORMATION:

IN NORTH AMERICA:                                  IN CENTRAL/EASTERN EUROPE:

MEDIA:

MARK BOUTET                                        IGOR PREROVSKY
Telesystem International Wireless Inc.             ClearWave N.V.
Tel.: (514) 673-8406                               Tel.: + 4202.7117.1551
mboutet@tiw.ca                                     igor.prerovsky@oskarmobil.cz

INVESTORS:

SERGE DUPUIS
Telesystem International Wireless Inc.
Tel.: (514) 673-8443
sdupuis@tiw.ca

Our web site addresses are:

www.tiw.ca
www.clearwave.cz
www.oskarmobil.cz
www.connex.ro